Exhibit 2.22

WARRANT

THIS WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT (the “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (the “SECURITIES ACT”) OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAW, AND THE WARRANT MAY NOT BE EXERCISED AND THE WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE MAY NOT BE SOLD, TRANSFERRED, PLEDGED, ASSIGNED OR HYPOTHECATED, UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT COVERING THIS WARRANT AND/OR SUCH SECURITIES, OR THE HOLDER RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THE WARRANT AND/OR SUCH SECURITIES SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, PLEDGE, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE LAW.

to purchase

Ordinary Shares

of

NUR MACROPRINTERS LTD.

at a price of  $0.52 per share

VOID AFTER 17:00 p.m. (prevailing Tel Aviv time)

On the Expiration Date (as hereinafter defined)

in favor of

No. W- 017	Date: October 15, 2003

NUR MACROPRINTERS LTD., an Israeli company with its principal offices at 12 Abba Hilel Silver Street, Lod, Israel (the “Company”), hereby grants to David Fuchs (the “Holder”), the right to purchase, subject to the terms and conditions hereof, up to 32,654 (Thirty Two Thousand and Six Hundred and Fifty Four) of the Company’s Ordinary Shares, par value NIS 1.00 per share (“Ordinary Shares”), exercisable at any time from time to time, on or after the date hereof (the “Effective Date”), and until the fifth anniversary of such date (the “Expiration Date”).

(Hereinafter: (i) the Ordinary Shares purchasable hereunder or any other securities which may be issued by the Company in substitution therefor, are referred to as the “Warrant Shares”; (ii) the price of Fifty Two Cents ($0.52) payable hereunder for each of the Warrant Shares, as adjusted in the manner set forth hereinafter, is referred to as the “Exercise Price” and (iii) this Warrant and all warrants hereafter issued in exchange or substitution for this Warrant are referred to as the “Warrants”. The Exercise Price and the number of Warrant Shares are subject to adjustment as hereinafter provided.)

1.             Warrant Period; Exercise of Warrant

1.1           (a)            This Warrant may be exercised in whole at any time, or in part from time to time, beginning on the date hereof until the Expiration Date (the “Warrant Period”), by the surrender of this Warrant (with a duly executed exercise form in the form attached at the end hereof as Exhibit A), along with the Exercise Certificate or the Exercise Opinion (each as defined in Section 1.1(b) below), at the principal office of the Company, set forth above, together with proper payment of the Exercise Price multiplied by the number of Warrant Shares for which the Warrant is being exercised. Payment for Warrant Shares shall be made by certified or official bank check or checks, payable to the order of the Company or by wire transfer to an account to be designated in writing by the Company. Payments shall be made in United States dollars.

                (b)            In addition to the method of exercise set forth in Section 1.1(a) hereof, each Holder shall have the right to exercise the Warrant in whole or in part and, upon such exercise, to receive for each Warrant surrendered a fraction of one Ordinary Share as shall be determined by the formula set forth below, with no cash payment required other than a payment of Equivalent Par Value (as defined below) for each Ordinary Share issued upon the exercise of the Warrant in accordance with this Section 1.1(b). The number of Ordinary Shares the Holder shall be entitled to receive shall upon the exercise of the Warrant and surrender of the related warrant certificate in accordance with this Section 1.1(b) shall be equal to the product of (x) the total number of Ordinary Shares exchangeable for the Warrants being exercised (assuming exercise in accordance with Section 1.1(a)) multiplied by (y) a fraction, the numerator of which is the aggregate Market Price (as defined below) of such Ordinary Shares plus Equivalent Par Value less the aggregate Exercise Price therefore, and the denominator of which is such aggregate Market Price. Upon exercise of the Warrants pursuant to this Section 1.1(b), the warrants so exercised shall no longer be exercisable. Solely for the purpose of this paragraph, “Equivalent Par Value” shall be an amount in U.S. Dollars equal to NIS 1.0 based on the Representative Rate of the U.S. Dollar as published by the Bank of Israel on the date of payment. Solely for the purposes of this paragraph, Market Price shall be calculated as the average of the five trading days immediately preceding the date on which the form of exercise attached (Exhibit A) is deemed to have been sent to the Company. For the purposes of this paragraph, “Market Price” shall be deemed to be the last reported sale price of the Ordinary Shares, or if no such reported sale takes place on such day, the average of the last reported sale prices for the last three (3) trading days.

                (c)           The Holder of a Warrant, by its acceptance thereof, covenants and agrees that the Warrants described herein are being acquired as an investment and not with a view to the distribution thereof and such Holder further covenants and agrees that it will not sell, transfer, pledge, assign, or hypothecate the Warrant or the ordinary shares issueable upon exercise of the Warrant unless there is an effective registration statement under the Securities Act of 1933 covering the Warrant or the ordinary shares issueable upon exercise of the Warrant, or the Holder of the Warrant and/or the ordinary shares receives an opinion of counsel satisfactory to the Company stating that such sale, transfer, pledge, assignment, or hypothecation is exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 and the qualification requirements under applicable law.

1.2           If this Warrant should be exercised in part, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder to purchase the remainder of the Ordinary Shares purchasable hereunder. The Company shall pay any and all expenses, taxes and other charges that may be payable in connection with the issuance of the Warrant Shares and the preparation and delivery of share certificates pursuant to this Section 1 in the name of the Holder (including without limitation the applicable stamp duty), and to the extent required, the execution and delivery of a new Warrant, provided, however, that the Company shall only be required to pay taxes which are due as a direct result of the issuance of the Ordinary Shares or other securities, properties or rights underlying such Warrants (such as the applicable stamp duty), and will not be required to pay any tax which may be (i) due as a result of the specific identity of the Holder or (ii) payable in respect of any transfer involved in the issuance and delivery of any such certificates in a name other than that of the Holder and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

1.3           No fractions of Ordinary Shares shall be issued in connection with the exercise of this Warrant, and the number of Ordinary Shares issued shall be rounded down to the nearest whole number.

Upon the issuance of Ordinary Shares resulting from the exercise in whole or in part of this Warrant, the Company shall deliver to the Holder an irrevocable letter of instructions to the Company’s transfer agent to issue as soon as is reasonably practicable to the Holder share certificates reflecting the Warrant Shares exercised thereby, together with any and all other documents required for the issuance of such certificates by the transfer agent.

2.             Reservation of Shares

The Company covenants that: (i) at all times during the Warrant Period it shall have in reserve, and will keep available solely for issuance or delivery upon exercise of the Warrant, such number of Ordinary shares as shall be issuable upon the exercise thereof, and (ii) upon exercise of the Warrant and payment of the Exercise Price therefor, the Warrant Shares issuable upon such exercise will be validly issued, fully paid, non assessable, free and clear from any lien, encumbrance, pledge or any other third party right and not subject to any preemptive rights.

3.              Adjustments to Exercise Price and Number of Securities.

3.1                     Subdivision and Combination.  In case the Company shall at any time subdivide or combine the outstanding Ordinary Shares, the Exercise Price shall forthwith be proportionately decreased in the case of subdivision or increased in the case of combination.

3.2                     Stock Dividends and Distributions.  In case the Company shall pay a dividend on, or make a distribution of, Ordinary Shares or of the Company’s capital stock convertible into Ordinary Shares, the Exercise Price shall forthwith be proportionately decreased. An adjustment made pursuant to this Section 3.2 shall be made as of the record date for the subject stock dividend or distribution.

3.3                     Adjustment in Number of Securities.  Upon each adjustment of the Exercise Price pursuant to the provisions of this Section 3, the number of Ordinary Shares issuable upon the exercise of each Warrant shall be adjusted to the nearest full amount by multiplying a number equal to the Exercise Price in effect immediately prior to such adjustment by the number of Ordinary Shares issuable upon exercise of the Warrants immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.

3.4                      Definition of Ordinary Shares.  For the purpose of this Warrant, the term “Ordinary Shares” shall mean (i) the class of stock designated as Ordinary Shares in the Articles of Association of the Company as may be amended as of the date hereof, or (ii) any other class of stock resulting from successive changes or reclassifications of such Ordinary Shares consisting solely of changes in nominal value, or from nominal value to no nominal value, or from no nominal value to nominal value.

3.5                     No Adjustment of Exercise Price in Certain Cases.   No adjustment of the Exercise Price shall be made if the amount of said adjustment shall be less than 2 cents ($.02) per Ordinary Share, provided, however, that in such case any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment so carried forward, shall amount to at least 2 cents ($.02) per Ordinary Share.

3.6                      Merger or Consolidation.  In case of any consolidation of the Company with or merger of the Company with, or merger of the Company into, (other than a merger which does not result in any reclassification or change of the outstanding Ordinary Shares), the Company shall cause the corporation formed by such consolidation or merger to execute and deliver to the Holder a supplemental warrant agreement providing that the Holder of the Warrant then outstanding or to be outstanding shall have the right thereafter (until the expiration of such Warrant) to receive, upon exercise of such Warrant, the kind and amount of shares of stock and other securities and property receivable upon such consilidation or merger, by a holder of the number of Ordinary Shares of the Company for which such Warrant might have been exercised immediately prior to such consolidation, merger, sale or transfer. Such supplemental warrant agreement shall provide for adjustments which shall be identical to the adjustments provided in Section 3. The above provision of this Subsection shall similarly apply to successive consolidations or mergers.

3.7                      Default. In the event of a default by the Company on payments of interest and/or principal of the Loan Notes ((as defined in the Convertible Loan and Warrant Agreement dated __ July 2003 between the Company and Holder (the “Agreement”) and issued pursuant to the terms of the Agreement, the Exercise Price shall be reduced to the dollar equivalent of NIS 1.00.

4.             Notices to Warrant Holders.  Nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a stockholder in respect of any meetings of stockholders for the election of directors or any other matter, or as having any rights whatsoever as a stockholder of the Company. If, however, at any time prior to the Expiration Date, any of the following events shall occur:

                                (a)  the Company shall take a record of the holders of its Ordinary Shares for the purpose of entitling them to receive a dividend or distribution payable otherwise than in cash, or a cash dividend or distribution payable otherwise than out of current or retained earnings, as indicated by the accounting treatment of such dividend or distribution on the books of the Company; or

                                (b)  the Company shall offer to all the holders of its Ordinary Shares any additional shares of capital stock of the Company or securities convertible into or exchangeable for shares of capital stock of the Company, or any option, right or warrant to subscribe therefor; or

                                (c)  a dissolution, liquidation or winding up of the Company (other than in connection with a consolidation or merger) or a sale of all or substantially all of its property, assets and business as an entirety shall be proposed;

then, in any one or more of said events, the Company shall give to the Holder written notice of such event at least fifteen (15) days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the stockholders entitled to such dividend, distribution, convertible or exchangeable securities or subscription rights, or entitled to vote on such proposed dissolution, liquidation, winding up or sale.

5.            Non-Transferability

                (a)            The Holder covenants and agrees that the Warrants are being acquired as an investment and not with a view to the distribution thereof. The Holder shall not sell, transfer, assign, encumber, pledge or otherwise dispose or undertake to dispose of (“Sell”) the Warrants until the first anniversary of the Effective Date.  Thereafter, the Holder may, subject to applicable securities laws, Sell, all or any portion of the Warrants, provided that the Holder may only Sell the Warrants on two occasions, to no more than five (5) transferees on each occasion, provided further that on the second such occasion the Holder shall reimburse the Company with any and all direct costs incurred by the Company connected with such sale, transfer or assignment including any reasonable registration costs.

                (b)           Unless registered, the Warrant Shares issued upon exercise of the Warrants shall be subject to a stop transfer order and the certificate or certificates evidencing such Warrant Shares shall bear legend substantially similar to the following:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, PURSUANT TO A REGISTRATION STATEMENT. ACCORDINGLY, SUCH SHARES MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO A REGISTRATION STATEMENT UNDER SUCH ACT, OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT.”

6.            Loss, etc. of Warrant

Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, and upon reimbursement of the Company’s reasonable direct expenses, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

7.            Registration Rights

Holders of the Ordinary Shares shall be entitled to all of the rights and privileges relating to registration rights afforded to the Holders under Registration Rights Agreement attached hereto as Schedule A and expressly made a part hereof.

8.            Headings

The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

9.            Notices.

Unless otherwise provided, any notice required or permitted under this Warrant shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or seven (7) days after deposit with the Post Authority, for dispatch by registered or certified mail, postage prepaid and addressed to the Holder at the address set forth in the Company’s books and to the Company at the address of its principal offices set forth above, or when given by telecopier or other form of rapid written communication, provided that confirming copies are sent by such airmail.

10.           Governing Law

This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of Israel (regardless of the laws that might otherwise govern under applicable Israel principles of conflicts of law). Anything to the contrary notwithstanding, the provisions of this Section 10 shall not apply to the Registration Rights schedule, which shall be subject to the provisions thereof.

11.           Entire Agreement; Amendment and Waiver

This Warrant and the schedule hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Warrant may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of both the Holder and the Company.

IN WITNESS WHEREOF, the Company has caused this Ordinary Share Purchase Warrant to be executed as of the date first written above.

NUR MACROPRINTERS LTD.

By: /S/ David Amir ——————————————

/title

Agreed and Accepted:

___________________

By: ______________________________________

/title

EXHIBIT A

WARRANT EXERCISE FORM

Date:______________________

To:  Nur Macroprinters Ltd.

Re:   Exercise of Warrant

The undersigned hereby irrevocably elects to exercise the attached Warrant No. ___ to the extent of ___________________ Ordinary Shares of Nur Macroprinters Ltd. all in accordance with section 1.1(b) of the Loan Undertaking Warrant . Payment to the Company of the total purchase price for such shares has been made simultaneously with the delivery of this exercise of warrant. The undersigned requests that certificates for such Ordinary Shares be registered in the name of ____________________ whose address is ____________________ and that such certificates be delivered to whose address is _____________________________.

By:  ___________________

Schedule A
REGISTRATION RIGHTS AGREEMENT

                THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) made as of the 15 day of October, 2003 by and among:

NUR Macroprinters Ltd., a company organized under the laws of the State of Israel, registered under number 52-003986-8, with offices at 12 Abba Hilel Silver Street, Lod, Israel (the “Company”); and

David Fuchs, 135 Rogers Drive, New Rochelle, NY 10804 (the “Holder”).

RECITALS:

                WHEREAS the Company has issued to the Holder a certain Warrant dated October 15, 2003, (the “Warrant”) to purchase 32,654 Ordinary Shares of the Company, par value NIS 1.00 per share (the “Warrant Shares”); and

                WHEREAS the Company hereby undertakes to register the Warrant Shares underlying the Warrant in accordance with the provisions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the parties agree as follows:

1.	Definitions.

                                Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed thereto in the Warrant Agreement (as defined below). As used herein, the following terms have the following meaning:

“Commission” refers to the Securities and Exchange Commission.

                “Effective Date” shall have the meaning as set forth in the Warrant Agreement.

                “Register”, “registered”, and “registration” refer to a registration effected by filing a registration statement in compliance with the Securities Act and the declaration or ordering by the Commission of effectiveness of such registration statement, or the equivalent actions under the laws of another jurisdiction.

                “Registrable Shares” means the Company’s Ordinary Shares issuable upon the exercise of the Warrant.

                 “Securities Act” shall mean the U.S. Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                2.             Piggyback Registration.  If the Company at any time following the Effective Date, proposes to register any of its securities (other than a registration statement on Form S-8 or any successor form for securities to be offered to employees of the Company pursuant to any employee benefit plan or a registration statement on form F-4 or any other successor form), for its own account or for the account of any other person, it shall give notice to the Holder of such intention. Upon the written request of the Holder given within twenty (20) days after receipt of any such notice, the Company shall include in such registration all of the Registrable Shares indicated in such request, so as to permit the disposition of the shares so registered in the manner requested by the Holder. Notwithstanding any other provision of this Section 2, with respect to an underwritten initial public offering by the Company, if the managing underwriter advises the Company in writing that marketing or other factors require a limitation of the number of shares to be underwritten, then there shall be excluded from such registration and underwriting to the extent necessary to satisfy such limitation, shares held by the Holder and by other shareholders of the Company who are entitled to have their shares included in such registration, pro rata among them to the extent necessary to satisfy such limitation. To the extent Registrable Shares are excluded from such underwriting, the Holder shall agree not to sell its Registrable Shares included in the registration statement for such period, not to exceed 180 days, as may be required by the managing underwriter, and the Company shall keep effective and current such registration statement for such period as may be required to enable the Holder to complete the distribution and resale of its Registrable Shares. Notwithstanding the provisions of this Section 2, the Company shall have the right at any time after it shall have given notice to the Holder, to elect not to file any such proposed registration statement.

                3.             Termination of Registration Rights

                3.1           The Holder shall not be entitled to exercise any right provided for in Section 2, after four years following the date of the closing of the Warrant Agreement.

                3.2            In addition, the right of the Holder to request registration pursuant to Sections 2 shall terminate upon such date that all Registrable Shares held or entitled to be held upon conversion by the Holder may be sold without volume limitations under Rule 144 (or any successor rule).

                4.              Designation of Underwriter.

                In the case of any registration initiated by the Company, the Company shall have the right to designate the managing underwriter in any underwritten offering.

                5.             Expenses.  All expenses incurred in connection with any registration under Section 2 shall be borne by the Company; provided, however, that the Holder shall pay its pro rata portion of the discounts payable to any underwriter.

                6.             Indemnities.  In the event of any registered offering of Ordinary Shares pursuant to this Agreement:

                6.1           The Company will indemnify and hold harmless, to the fullest extent permitted by law, the Holder, the officers and directors  of the Holder and any underwriter for the Holder, and each person, if any, who controls the Holder or such underwriter, from and against any and all losses, damages, claims, liabilities, joint or several, costs, and expenses (including any amounts paid in any settlement effected with the Company’s consent) to which the Holder or any such  officers and directors of the Holder, underwriter or controlling person may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs, or expenses arise out of are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or alleged omission to state therein a material fact required to be started therein or necessary to make the statement therein, in the light of the circumstances in which they are made, not misleading, and the Company will reimburse the Holder, such officers and directors of the Holder, such underwriter, and each such controlling person of the Holder or the underwriter, promptly upon demand, for any reasonable legal or any other expenses incurred by them in connection with investigating, preparing to defend, or defending against, or appearing as a third-party witness in connection with such loss, claim, damage, liability, action, or proceeding; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost, or expense arises solely out of or is based solely upon an untrue statement or alleged untrue statement, or omission or alleged omission, so made in conformity with information furnished to the Company in writing by the Holder, such underwriter, or such controlling persons in writing specifically for inclusion therein; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; and provided, further, that the indemnity agreement contained in this Sub-Section 6.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability, or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder, the officers and directors of the Holder, the underwriter, or any controlling person of the Holder or the underwriter, and regardless of any sale in connection with such offering by the Holder. Such indemnity shall survive the transfer of securities by a Holder.

                6.2           The Holder participating in a registration hereunder will indemnify and hold harmless the Company, the officers and directors of the Company, any underwriter for the Company, and each person, if any, who controls the Company or such underwriter, from and against any and all losses, damages, claims, liabilities, costs, or expenses (including any amount paid in any settlement effected with the Holder’s consent) to which the Company, the officers and directors of the Company or any such controlling person and/or any such underwriter may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs, or expense arise out of or are based on (i) any untrue or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, and the Holder will reimburse the Company, the officers and directors of the Company, any underwriter, and each such controlling person of the Company or any underwriter, promptly upon demand, for any reasonable legal or other expenses incurred by them in connection with investigating, preparing to defend, or defending against, or appearing as a third-party witness in connection with such loss, claim, damage, action, or proceeding; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in strict conformity with written information furnished in a certificate by the Holder specifically for inclusion therein. The foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue statement), or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus at the time the registration statement becomes effective in the final prospectus, such indemnity agreement shall not inure to the benefit of (i) the Company and (ii) any underwriter, if a copy of the final prospectus was not furnished to the person or entity asserting the loss, liability, claim, or damage at or prior to the time such furnishing is required by the Security Act; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided, further, that the indemnity agreement contained in this Sub-Section 6.2 shall not apply to amounts paid in settlement of any such claim loss, damage, liability, or action if such settlement is effected without the consent of the Holder, as the case may be, which consent shall not be unreasonably withheld. In no event shall the liability of the Holder exceed the gross proceeds from the offering received by the Holder.

                6.3           Promptly after receipt by an indemnified party pursuant to the provisions of Section 6.1 or 6.2 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said Section 6.1 or 6.2, promptly notify the indemnifying party of the commencement thereof; but the omission to notify the indemnifying party shall only relieve it from any liability which it may have to any indemnified party to the extent that such indemnifying party has been damaged by such omission to notify hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and if in the reasonable judgment of the indemnified party there are separate defenses that are available to the indemnified party or there is a conflict of interest which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select, at the expense of the indemnifying party, separate counsel to participate in the defense of such action on behalf of such indemnified party or parties; provided, further, however, that if the Holder are the indemnified party, the Holder shall be entitled to one separate counsel at the expense of the Company and if underwriters are also indemnified parties who are entitled to counsel separate from the indemnifying party, then all underwriters as a group shall be entitled to one separate counsel at the expense of the Company.  After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said Section 6.1 or 6.2 for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) the indemnified party shall have employed counsel in accordance with the provision of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action and within 15 days after written notice of the indemnified party’s intention to employ separate counsel pursuant to the previous sentence, or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.  No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

                6.4           If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties’ relative knowledge and access to information concerning the matter with respect to which was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable consideration appropriate under the circumstances. In no event shall any party that is found liable for fraudulent misrepresentation within the meaning of Section 1(f) of the Securities Act be entitled to contribution hereunder from any party not found so liable, and in no event shall any contribution from the Holder be more than the gross proceeds that it receives from the offering .

                7.               Conditions to Registration.  The Company shall not be obligated to effect the registration of the Registrable Shares pursuant to this Agreement unless the Holder participating therein consents to customary conditions of a reasonable nature that are imposed by the Company, including, but no limited to, the following:

                (a)           conditions prohibiting the sale of Registrable Shares by the Holder from 30 days before the filing of the registration statement until the registration statement becomes effective;

                (b)           conditions requiring the Holder to comply with all applicable provisions of the Securities Act and the United States Securities Exchange Act of 1934, as amended, (the “Exchange Act”), including, but not limited to, the prospectus delivery requirements, and to furnish to the Company information about sales made in such public offering; and

                (c)           conditions prohibiting the Holder, upon receipt of written notice from the Company that it is required by law to correct or update the registration statement or prospectus, from effecting sales of the Registrable Shares until the Company has completed the necessary correction or updating.

                8.             Lock-Up.  In any registration of the Company’s shares, the Holder acknowledges that any sales of Registrable Shares may be subject to a “lock-up” period restricting such sales beginning thirty (30) days prior to, and for up to one hundred and eighty (180) days following, the effective date of such registration, and the Holder will agree to abide by such customary “lock-up” period as is required by the underwriter in such registration.

                9.             Customary Arrangements.  The Holder may not participate in any underwritten offering pursuant to a registration filed hereunder unless the Holder (a) agrees to sell it’s securities on the basis provided in any customary underwriting arrangements, and (b) provides any relevant information and completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, and other documents required under the terms of such underwriting arrangements; provided, however, that the Holder participating in the underwritten registration may appoint one legal or other representative to negotiate the underwriting arrangements.

                10.           Public Information.  The Company shall undertake to make publicly available and available to the Holder adequate current public information within the meaning of, and as required pursuant to, Rule 144.

                11.           Non-United States Offering.  In the event of a public offering of securities of the Company outside of the United States, the Company will afford the Holder registration rights in accordance with applicable law and comparable in substance to the foregoing registration rights.

                12.           Assignment of Registration Rights.  The rights to cause the Company to register Registrable Shares pursuant to this Agreement may not be assigned by the Holder.

                13.           Changes in Registrable Shares.    If, and as often as, there are any changes in the Registrable Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights and privileges granted hereby shall continue with respect to the Registrable Shares as so changed. Without limiting the generality of the foregoing, the Company will require any successor by merger or consolidation to assume and agree to be bound by the terms of this Agreement, as a condition to any such merger or consolidation.

                14.           Entire Agreement.  This Agreement constitutes the full and entire understanding and agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements (including, without limitation, the term sheet entered into between the Company and the Holder, and any and all negotiations and oral understandings with respect thereto) and any and all registration rights that the Company had previously granted to any party hereto in any capacity whatsoever. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

                15.           Governing Law.  This Agreement shall be governed in all respects by the laws of the State of New York, as such laws are applied to agreements between State of New York residents entered into and to be performed entirely within State of New York, whether or not all parties hereto are residents of State of New York.

                16.           Successors and Assigns.  The provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns as provided in Section 12, heirs, executors and administrators of the parties hereto.

                17.           Notices.  Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon receipt by the party to be notified (including by telecopier, receipt confirmed) or seven  (7) days after deposit with the United States Post Office or three (3) days after deposit with the Israel Post Authority, by registered or certified mail, postage prepaid and addressed to the party to be notified (a) if to a party other than the Company, at such party’s address set forth in this Agreement or at such other address as such party shall have furnished the Company in writing, or, until any such party so furnishes an address to the Company, then to and at the address of the last holder of the shares covered by this Agreement who has so furnished an address to the Company, or (b) if to the Company, at its address set forth at in this Agreement, or at such other address as the Company shall have furnished to the parties in writing.

                18.           Severability.  Any invalidity, illegality or limitation on the enforceability of this Agreement or any part thereof, by any party whether arising by reason of the law of the respective party’s domicile or otherwise, shall in no way affect or impair the validity, legality or enforceability of this Agreement with respect to other parties. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                19.           Titles and Subtitles.  The titles of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

                20.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile signatures.

IN WITNESS WHEREOF the parties have signed this Agreement.

/S/ David Amir ——————————————	____________________
NUR Macroprinters Ltd.	David Fuchs
By: David Amir, CEO